130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

December 19, 2014	No. 14-15

Avalon Closes Non-Brokered Private Placement for Gross Proceeds of $2.425 million

Toronto, ON – Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to announce that it has closed a non-brokered private placement (the “Private Placement”) of 8,981,781 flow-through common shares ("Flow-Through Shares") at a price of $0.27 per Flow-Through Share for gross proceeds of approximately $2.425 million.

Secutor Capital Management Corporation, and its affiliates, acted as a finder for the Company, and were paid a cash commission of 6% of the gross proceeds related to non-insider subscribers and issued non-transferrable finder’s warrants equal to 6% of the number of Flow-Through Shares sold to non-insiders, with each finder’s warrant being exercisable to acquire one common share of the Company at a price of $0.27, commencing six months from the closing date for a term of 24 months from the closing date. An insider of the Company subscribed for 185,000 Flow-Through Shares. Pursuant to Canadian securities laws, the securities issuable under the Private Placement are subject to a hold period which expires on April 20, 2015.

Don Bubar, Avalon's President and CEO, commented, “We are pleased to have completed this financing at a significant premium to our current share price. The proceeds from the Private Placement will provide the Company with sufficient funding to complete all of our currently planned exploration work program commitments for Fiscal 2015.”

Proceeds from the Private Placement will be used to fund eligible exploration work on Avalon’s East Kemptville Tin-Indium Project, in Yarmouth, Nova Scotia., its Separation Rapids Lithium Minerals Project near Kenora, Ontario and its Nechalacho Rare Earth Elements Project at Thor Lake in the Northwest Territories.

This press release is not an offer of securities for sale in the United States. The securities have not been and will not be registered under the US Securities Act of 1933, as amended (the “US Securities Act”), and may not be offered or sold in the United States or to US persons (as defined in Regulation S under the US Securities Act) absent registration or an applicable exemption from registration.

About Avalon Rare Metals Inc.
Avalon Rare Metals Inc. is a mineral development company focused on rare metal deposits in Canada, with three advanced stage projects. Its 100%-owned Nechalacho Deposit, Thor Lake, NWT is exceptional in its large size and enrichment in the scarce “heavy” rare earth elements, key to enabling advances in clean technology and other growing high-tech applications. Avalon is also advancing its Separation Rapids Lithium Minerals Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@avalonraremetals.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to how the Company plans to use the net proceeds from the Private Placement and the adequacy of cash available to fund planned activities. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.